Filed by Griffin-American Healthcare REIT IV, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Griffin-American Healthcare REIT III, Inc.
Registration Statement on Form S-4: 333-257974

MERGER PROPOSED!
YOUR VOTE IS URGENTLY NEEDED!

GRIFFIN AMERICAN IV HEALTHCARE REIT

Scan the code with your phone's camera to hear an important message from our President and COO, Danny Prosky.

Dear Fellow Stockholder,

Your vote is important to the success of the Griffin-American Healthcare REIT IV, Inc. ("GAHR IV") 2021 Annual Meeting of Stockholders, which is quickly approaching on September 30, 2021. Your voice matters. We urge you to vote as soon as possible to ensure the meeting can occur on time. If sufficient votes are not cast in advance of the meeting, it may be necessary to adjourn and reschedule, incurring additional costs.

Why should I vote?

This is your opportunity to vote on important proposals, including the proposed merger we announced on June 24, 2021, whereby GAHR IV will acquire Griffin-American Healthcare REIT III, Inc. ("GAHR III") in a tax-free, stock-for-stock transaction that will create a combined company with a gross investment value[1] of approximately $4.2 billion in healthcare real estate assets. Upon completion of the proposed merger, the newly combined company, to be renamed American Healthcare REIT, Inc., will be the 11th largest healthcare-focused real estate investment trust globally[2]. The Board of Directors recommends that you vote in favor of each of the proposals described in the proxy materials.

Your participation is urgently needed as the annual stockholder meeting is quickly approaching. If you have any questions or need assistance voting your shares, please call 1-855-976-3325 and a proxy specialist would be happy to assist you.

Please join your fellow stockholders and vote today!

Griffin-American Healthcare REIT IV, Inc.

Danny Prosky
President and Chief Operating Officer

(1) Gross investment value is comprised of acquisition costs and subsequent capital expenditures that pertain to the company's pro-rata ownership.
(2) Based on gross investment value as of March 31, 2021, as provided by KeyBanc Capital Markets

PROXY QUESTIONS?
Call 1-855-976-3325

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call 1-855-976-3325 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger, GAHR IV filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV and other related documents. The Joint Proxy Statement/Prospectus contains important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III's and GAHR IV's websites at www.healthcarereit3.com and www.healthcarereitiv.com, respectively.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

GAHR III and GAHR IV, their respective directors and officers, and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GAHR III's directors and executive officers can be found in GAHR III's 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV's directors and executive officers can be found in GAHR IV's 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants is included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the merger. These documents are available free of charge on the SEC's website and from GAHR III or GAHR IV, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.

R30377-LTR

Message from President & COO Danny Prosky - Transcript

Hi, I’m Danny Prosky, president and chief operating officer of the Griffin-American Healthcare REITs. I’m also one of the largest stockholders in each of the REITs. I encourage you to join me in casting your votes as soon as possible for the proposals being presented at the companies’ upcoming stockholder meetings. These include proposals which will allow for the merger of these two complementary companies. Whether you own thousands of shares or just a handful, your vote is important to the future of the REITs.

The boards of directors and I urge you to vote in favor of the proxy proposals, which will help create the eleventh largest healthcare REIT in the world and result in significant cost savings of up to 21 million dollars annually. Voting in favor of the merger will also help pave a path to future growth and stockholder liquidity through a potential listing of the merged company on a national stock exchange. It will also help create what we believe will be a far stronger combined company that will generate greater value for you and all of our fellow stockholders.

Voting is quick and easy -- either by mailing back your completed voting card or going to our online voting platform at proxyvote.com and entering your control number. You can also vote by phone. If you’re a Griffin-American Healthcare REIT III stockholder, dial 855-928-4498. For Griffin-American Healthcare REIT IV, call 855-976-3325.

Please vote today and help us build a stronger and better company for all of our stockholders. Thank you for your continued support and your participation.